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                                                                    EXHIBIT 99.1

                           UNIFAB INTERNATIONAL, INC.
                             SECOND QUARTER RESULTS

New Iberia, LA - (Business Wire) - November 14, 2000 - UNIFAB International, Inc. (NASDAQ: UFAB) today reported net loss of $1.9 million ($0.27 per share, basic and diluted) on revenue of $22.7 million for the three months ended September 30, 2000 compared to net income of $74,000 ($0.01 per share, basic and diluted) on revenue of $21.5 million for the three months ended September 30, 1999. Depreciation and amortization for the quarter was $733,000 compared to $695,000 in the September quarter last year. Net loss for the six months ended September 30, 2000 was $2.1 million ($0.31 per share, basic and diluted) on revenue of $42.9 million compared to net income of $190,000 ($0.03 per share, basic and diluted) on revenue of $37.8 million for the six months ended September 30, 1999. Depreciation and amortization for the six month period ended September 30, 2000 was $1,461,000 compared to $1,318,000 in the same period last year. The Company reported backlog of approximately $16.3 million at September 30, 2000.

"While our September quarter revenues increased over the September quarter last year, our operating margins continue to be low. The delay in awarding of large construction projects and the resulting competition for the smaller construction projects being awarded has resulted in lower profit margins than even one year ago," said Dailey J. Berard, UNIFAB International, Inc. President, Chairman and CEO. "The severe reduction of fabrication work in the first half of 2000 resulted in competitive bidding below costs for some fabricators. Holding the line on bidding below costs resulted in a loss of market share. However, based on the work that is currently developing we are clearly in a turn-around mode. The growth needs of the offshore drilling and production business are now improving rapidly. UNIFAB is strategically developed and positioned with its broad-based services to respond to the industry's turn-around needs. It is now essential for the oil companies to develop a strong business alliance wrapped around trust to address the growing shortages of skilled workmen and facilities. UNIFAB is well positioned with its New Iberia Port facilities and deep water facility in Lake Charles to respond to the growing needs of both the domestic and international offshore markets."

UNIFAB International, Inc. is an industry leader in the custom fabrication of topsides facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services. Daily Berard serves as a commissioner on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.